SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

Biolargo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09065a100
(CUSIP Number)

October 8, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065a100	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons

Jack B. Strommen
2.	Check the Appropriate Box if a Member of a Group (see instructions)

	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization

Minnesota, United States of America
	5.	Sole Voting Power 6,514,286
Number of Shares Beneficially Owned by	6.	Shared Voting Power -0-
Each Reporting Person With:	7.	Sole Dispositive Power 6,514,286
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,514,286
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 7.06%
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 09065a100	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Biolargo, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3500 W. Garry Avenue, Santa Ana, California 92704

Item 2(a).	Name of Person Filing:

Jack B. Strommen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

7108 31st Avenue North, Minneapolis, MN 55427

Item 2(c).	Citizenship:

Minnesota, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

09065a100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 09065a100	13G	Page 4 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	6,514,286*
(b)	Percent of Class:	7.06%**
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	6,514,286
(ii)	Shared power to vote or to direct the vote	-0-
(iii)	Sole power to dispose or to direct the disposition of	6,514,286
(iv)	Shared power to dispose or to direct the disposition of	-0-

*

Shares beneficially owned comprised of (i) 3,257,143 shares of common stock of the Issuer issuable to the Reporting Person upon conversion of outstanding notes held by the Reporting Person, which notes are convertible within 60 days, and (ii) 3,257,143 shares of common stock of the Issuer issuable to the Reporting Person upon exercise of outstanding warrants held by the Reporting Person, which warrants are exercisable within 60 days.

**	Based upon 85,787,374 shares of common stock outstanding as of November 13, 2015, plus the 6,514,286 shares of common stock the Reporting Person has the right to acquire within 60 days.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 09065a100	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09065a100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 8, 2015

		By:	/s/ Jack B. Strommen
		Name:	Jack B. Strommen